Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

DATE OF BOARD MEETING AND DATE OF

ANNOUNCEMENT OF FIRST QUARTER 2023 UNAUDITED FINANCIAL RESULTS

The board of directors (the “Board”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”, with its subsidiaries and consolidated affiliated entities, the “Group”) will hold a Board meeting on Tuesday, May 30, 2023 (Hong Kong time) for the purpose of, among others, considering and approving the unaudited financial results of the Group for the three months ended March 31, 2023 (the “Q1 Results”) and its publication. The Company will announce its Q1 Results at or around 6:00 a.m. on Wednesday, May 31, 2023 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Following the announcement of the Q1 Results, the Company’s senior management will host a combined English and Chinese language earnings conference call to discuss its Q1 Results and recent business activities. The conference call will be accessed via Zoom webinar with the following details:

Zoom webinar details:

Conference title:	Noah Holdings 1Q23 Earnings Conference Call
Date/Time:	Tuesday, May 30, 2023 at 8:00 p.m., U.S. Eastern Time Wednesday, May 31, 2023 at 8:00 a.m., Hong Kong Time
Meeting ID:	917 0088 0901
Meeting Passcode:	173954
Dial in:
– New York:	+1 929 205 6099
– London:	+44 330 088 5830
– Singapore:	+65 3165 1065

A replay will be available on the same day of the conference call until June 7, 2023 at the Company’s investor relations website under the “Announcements & Events” section at http://ir.noahgroup.com.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

By Order of the Board

Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang

Chairwoman of the Board

Hong Kong, May 17, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent directors.

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